Profit and Loss

Lawswaks Inc.

January 1-July 18, 2025

DISTRIBUTION ACCOUNT	TOTAL
Income	
Reimbursement	-5,295.14
Sales	6,281.00
Sales of Product Income	165,232.00
Total for Income	**$166,217.86**
Cost of Goods Sold	
Cost of goods sold	$39,700.29
Freight in - COGS	10.00
Supplies & materials - COGS	2,651.96
Total for Cost of goods sold	**$42,362.25**
Total for Cost of Goods Sold	**$42,362.25**
Gross Profit	**$123,855.61**
Expenses	
Advertising & marketing	$1,898.55
Listing fees	244.13
Social media	1.00
Total for Advertising & marketing	**$2,143.68**
Business licenses	227.15
Contract labor	375.00
Contributions to charities	150.00
Employee benefits	0
Workers' compensation insurance	749.87
Total for Employee benefits	**$749.87**
Entertainment	180.00
General business expenses	0
Bank fees & service charges	313.00
Memberships & subscriptions	7,884.49
Uniforms	285.78
Total for General business expenses	**$8,483.27**
Insurance	0
Business insurance	664.04
Total for Insurance	**$664.04**
Interest paid	8,425.05
Legal & accounting services	$1,440.74
Accounting fees	149.00
Total for Legal & accounting services	**$1,589.74**
Meals	0
Meals with clients	82.27
Total for Meals	**$82.27**

Profit and Loss

Lawswaks Inc.

January 1-July 18, 2025

DISTRIBUTION ACCOUNT	TOTAL
Office expenses	$294.34
Office supplies	118.60
Shipping & postage	53.31
Small tools & equipment	18.90
Total for Office expenses	**$485.15**
Payroll expenses	0
Salaries & wages	68,346.66
Total for Payroll expenses	**$68,346.66**
Rent	$163.00
Building & land rent	33,946.42
Equipment rental	137.49
Total for Rent	**$34,246.91**
Repairs & maintenance	3,294.17
Supplies	$34.03
Supplies & materials	2,699.45
Total for Supplies	**$2,733.48**
Taxes paid	$5,494.42
Payroll taxes	16,688.35
Total for Taxes paid	**$22,182.77**
Utilities	$1,723.44
Internet & TV services	4,806.23
Phone service	1,478.80
Total for Utilities	**$8,008.47**
Total for Expenses	**$162,367.68**
Net Operating Income	**-$38,512.07**
Other Income	
Interest earned	0.01
Total for Other Income	**$0.01**
Other Expenses	
Net Other Income	**$0.01**
Net Income	**-$38,512.06**

Lawswaks Inc.

Balance Sheet

As of July 18, 2025

	TOTAL
ASSETS	
Current Assets	
Bank Accounts	
BUS COMPLETE CHK (3418) - 1	-935.59
Bus. Checking/Payroll Account 8635	-5,281.35
Cash	984.00
CHASE BUS TOTAL SAV (2360) - 1	4,020.00
Debit Card	-156.74
Moving Expenses	828.83
Gas	1,003.41
Truck Rental	3,121.01
Total Moving Expenses	**4,953.25**
Total Bank Accounts	**$3,583.57**
Other Current Assets	
Tax exempt investments	103.04
Total Other Current Assets	**$103.04**
Total Current Assets	**$3,686.61**
Fixed Assets	
Accumulated depreciation	-51,851.00
Furniture & fixtures	1,410.40
Improvements	340,317.98
Tools, machinery, and equipment	130,164.08
Total Fixed Assets	**$420,041.46**
TOTAL ASSETS	**$423,728.07**
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Accounts Payable	
Accounts Payable (A/P)	-23,264.77
Total Accounts Payable	**$ -23,264.77**
Credit Cards	
Alexandra Lawson	41,381.11
American Express	21,382.95
Scott Lawson	-31,976.72
Scott Lawson	-182.63
Total Scott Lawson	**-32,159.35**
Total Credit Cards	**$30,604.71**
Other Current Liabilities	
Payroll wages and tax to pay	-29,239.61
Wages to pay	-30,704.89

Lawswaks Inc.

Balance Sheet

As of July 18, 2025

	TOTAL
Total Payroll wages and tax to pay	**-59,944.50**
Sales tax to pay	-3,192.85
Short-term business loans	6,000.00
Total Other Current Liabilities	**$ -57,137.35**
Total Current Liabilities	**$ -49,797.41**
Long-Term Liabilities	
Loan from Shareholder	365,051.83
Long-term business loans	155,200.32
Long-term loans from shareholders	-31,163.25
Total Long-Term Liabilities	**$489,088.90**
Total Liabilities	**$439,291.49**
Equity	
Opening balance equity	63,170.91
Retained Earnings	-40,222.27
Net Income	-38,512.06
Total Equity	**$ -15,563.42**
TOTAL LIABILITIES AND EQUITY	**$423,728.07**

Statement of Cash Flows

Lawswaks Inc.

January 1-July 18, 2025

FULL NAME	TOTAL
OPERATING ACTIVITIES	
Net Income	-38,512.06
Adjustments to reconcile Net Income to Net Cash provided by operations:	
Accounts Payable (A/P)	-12,973.63
American Express	-2,151.80
Scott Lawson	-8,022.02
Scott Lawson:Scott Lawson	-298.00
Total for Adjustments to reconcile Net Income to Net Cash provided by operations:	**-$23,445.45**
Net cash provided by operating activities	**-$61,957.51**
INVESTING ACTIVITIES	0
FINANCING ACTIVITIES	
Long-term business loans	-5,574.56
Opening balance equity	63,170.91
Net cash provided by financing activities	**$57,596.35**
NET CASH INCREASE FOR PERIOD	**-$4,361.16**
Cash at beginning of period	**$7,944.73**
CASH AT END OF PERIOD	**$3,583.57**